Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 July 14, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1199
                        Total Income Portfolio, Series 3
                       File Nos. 333-196435 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1199, filed on June 2, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Total Income Portfolio, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

      1. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities.

      Response: We confirm that the average duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren